                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   6  )*
                                           -----

                              Primark Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  741903 108
                     -------------------------------------
                                (CUSIP Number)

Joseph E. Kasputys, 1000 Winter St., Ste 4300N, Waltham, MA 02154 (617) 466-6611
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 5, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages

                              Page 1 of 8 pages



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                                 SCHEDULE 13D

------------------------                              --------------------------
CUSIP No.  741903 108                                 Page   2   of   8    Pages
         --------------                                    -----    -----
------------------------                              --------------------------

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Joseph E. Kasputys
        ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                        (b) / /

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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        Not applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 / /
   PURSUANT TO ITEMS 2(d) or 2(E)
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
                        1,854,058
 NUMBER OF      ----------------------------------------------------------------
  SHARES        8  SHARED VOTING POWER
BENEFICIALLY            None
 OWNED BY       ----------------------------------------------------------------
   EACH         9  SOLE DISPOSITIVE POWER
 REPORTING              1,827,030
  PERSON        ----------------------------------------------------------------
   WITH         10 SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,837,228
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.51%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. SECURITY AND ISSUER.
        -------------------

        This statement relates to shares of common stock, without par value ("Shares"), of Primark Corporation ("Issuer"). The principal executive office of the Issuer is located at 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154.

Item 2. IDENTITY AND BACKGROUND.
        -----------------------

        Joseph E. Kasputys, an individual, is Chairman, President and Chief Executive Officer of the Issuer. Mr. Kasputys is a United States citizen, and his business office is located at 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154.

        Within the past five years, Joseph E. Kasputys has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding and, as a result thereof, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
        --------------------------------------------------

        Mr. Kasputys previously held a total of 270,140 Shares subject to option that were granted to him without monetary consideration to induce him to become the President and Chief Operating Officer of the Issuer. As a further inducement, Mr. Kasputys received 103,900 Shares. The 270,140 Shares subject to option were exercised by Mr. Kasputys on November 2, 1995; the purchase price and tax withholdings relating to such exercise were paid through the delivery of Shares owned by him; and the remaining 162,000 Shares were sold by Mr. Kasputys on November 29, 1995.

        Mr. Kasputys' total beneficial ownership includes 451,980 Shares of which 415,600 Shares and 1,018,220 Shares that are subject to option were granted without monetary consideration to provide him with an incentive to remain with the Issuer after the spin-off of the Issuer's former subsidiary, Michigan Consolidated Gas Company ("MichCon"). This latter incentive was provided pursuant to the terms and conditions of the Issuer's 1988 Incentive Plan ("Incentive Plan") which was approved by shareholders of the Issuer on May 16, 1988. All of such Shares and options have been adjusted in accordance with the terms of the MichCon spin-off.

        In accordance with the terms of a certain Employment Agreement dated as of February 21, 1992 between the Issuer and Mr. Kasputys ("Employment Agreement"), the Issuer granted to Mr. Kasputys the option to purchase 250,000 Shares, subject to the terms and conditions set forth in the Issuer's Stock Option Plan as Amended and Restated as of April 1, 1991 ("Stock Option Plan"). Such options vested in three equal installments, with the last installment of 83,334 options having vested on February 20, 1995. Mr. Kasputys was also granted options to purchase 40,000 Shares and 50,000 Shares in February 1994 and February 1995, respectively, subject to the terms and conditions of the Issuer's 1992 Stock Option Plan ("1992 Stock Option Plan") in connection with the Issuer's annual review of executive compensation. In consideration of Mr. Kasputys' agreement to reduce any merit increase that he otherwise would receive by 50% for 1995, 1996 and 1997, Mr. Kasputys was granted in February 1995 options to purchase 51,000 Shares under the Issuer's 1992 Stock Option Plan. Such options vest in installments of 33%, 67% and 100% of grant, with the first installment vesting on February 24, 1996. The remaining 27,028 Shares were granted to Mr. Kasputys without monetary consideration under the Issuer's Employee Stock Ownership Plan ("ESOP").


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

Item 4. PURPOSE OF TRANSACTION.
        ----------------------

        Mr. Kasputys was granted Shares and options for the reasons set forth in Item 3 above.

        From time to time, depending upon a number of factors, including, but not limited to, general economic and business conditions and stock market conditions, Joseph E. Kasputys may increase or decrease his equity interest in the Issuer.

        Joseph E. Kasputys, in his capacity as an officer and director of the Issuer, may from time to time suggest plans or proposals which he believes to be in the best interests of the Issuer and its shareholders regarding transactions or changes for the consideration of the Issuer's management and Board of Directors in the appropriate course of the Issuer's business. Mr. Kasputys has not acquired his securities for the purpose of, nor does he have any present intention in his capacity as a 7.51% shareholder of, suggesting plans or proposals which would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer; (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure; (v) any change in the Issuer's charter or by-laws; or (vi) any change which would result in the Issuer's Common Stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.


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

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

        Joseph E. Kasputys beneficially owns 1,854,058 Shares, of which 1,375,050 Shares are subject to option. The 1,854,058 Shares represent approximately 7.51% of the outstanding Shares of the Issuer. Mr. Kasputys has sole voting and dispositive power with respect to all of such Shares, except 27,028 Shares held in the ESOP. Except for the exercise of 270,140 Shares subject to option and related transactions as discussed in Item 1, Joseph E. Kasputys has not effected any transaction in Shares during the past sixty (60) days, and he knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares in which he has a beneficial interest.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        -------------------------------------------------------------
        RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------

        In addition to the matters noted in Items 3 and 4 above, Mr. Kasputys has borrowed $788,991 from the Issuer on an interest-free basis as permitted by the Incentive Plan, of which $541,791 remains outstanding as of March 15, 1995. These borrowed funds were used to pay federal and state taxes incurred in connection with the receipt of Shares. In connection with the Issuer's and certain shareholders' public offering of an aggregate of 4,356,200 Shares on December 5, 1995, Mr. Kasputys agreed that for a period of 120 days after the commencement of the public offering, he will not dispose of any Shares, except as permitted under the Issuer's benefit plans.

        Except as noted above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Kasputys and any other person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any securities, finder's


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fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

1. Agreement among PaineWebber Incorporated, Alex. Brown & Sons, Incorporated, A.G. Edwards & Sons, Inc. as Representatives of the several U.S. Underwriters; PaineWebber International (U.K.) Ltd., Alex. Brown & Sons Incorporated, A.G. Edwards & Sons, Inc., as Manager of the several International Underwriters; and Joseph E. Kasputys dated December 5, 1995.


                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    January 3, 1996



/s/ Joseph E. Kasputys
--------------------------------
Joseph E. Kasputys


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